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                                June 2, 2023

       John Finnucan
       Chief Accounting Officer
       Fisker Inc./DE
       1888 Rosecrans Avenue
       Manhattan Beach, CA 90266

                                                        Re: Fisker Inc./DE
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-38625

       Dear John Finnucan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 11- Convertible Senior Notes, page 88

   1. With regard to the Capped Call Transactions, we note your disclosure which states "if exercised, (the capped
call options) can be net share settled, net cash settled, or settled in a combination of cash or
shares consistent with the settlement elections made with respect to the 2026 Notes if
converted". Your disclosure also states you have concluded the options should be
classified as equity. We further note from your 2026 Notes Indenture agreement filed as
Exhibit 4.1, various scenarios whereby the exercise provisions are at the option of the
holder. Please provide us with your comprehensive analysis which supports your equity
classification conclusion. Refer to ASC 815-40-25 for guidance. In addition, please file
your Capped Call Transaction agreement as an exhibit, as it appears to be a material
agreement.
 John Finnucan
Fisker Inc./DE
June 2, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Kevin Stertzel at 202-551-3723 with any questions.



FirstName LastNameJohn Finnucan                           Sincerely,
Comapany NameFisker Inc./DE
                                                          Division of
Corporation Finance
June 2, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName